

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Adam Laufer
Chief Executive Officer
Worldwide Strategies Inc.
1961 NW 150 Avenue
Suite 205
PembrokePines, FL

   Re: Worldwide Strategies Inc.
    Registration Statement on Form 10-12G
    Filed June 21, 2021
    File No. 000-52362

Dear Mr. Laufer:

   Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

   This registration statement will become effective on August 20, 2021. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

   Please contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Adam Laufer